*6/1 KH



SECUI 12060864 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAIS Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

598 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jaspal Bajaj (212)-201-2309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Popper & Company LLP
(Name – *if individual, state last, first, middle name*)

192 Lexington Avenue (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/1

OATH OR AFFIRMATION

I, Matthew C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAIS Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal, CEO

Title


SHOSHANA M BROZA STONE
Notary Public - State of New York
NO. 01BR6231475
Qualified in New York County
My Commission Expires Nov 29, 2014

Notary Public

State of New York
County of New York
Subscribed and sworn to before me on this 18th day of May, 2012, by Matthew C Brown.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAIS CAPITAL, LLC

FINANCIAL STATEMENT
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

CAIS CAPITAL, LLC
TABLE OF CONTENTS
DECEMBER 31, 2011

POPPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
192 LEXINGTON AVENUE, SUITE 1103
NEW YORK, NY 10016

(212) 686-4700

INDEPENDENT AUDITORS' REPORT

To the Members of
CAIS Capital, LLC
New York, NY

We have audited the accompanying statement of financial condition of CAIS Capital, LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CAIS Capital, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

New York, NY
February 28, 2012

Popper & Company LLP

CAIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS		
Cash	$	57,233
Accounts receivable		5,200
Prepaid expenses		2,128
Total assets	$	64,561

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and other accrued expenses	$	25,470
Due to related party		13,004
Total liabilities		38,474
MEMBERS' EQUITY		26,087
Total liabilities and members' equity	$	64,561

The accompanying notes are an integral part of these financial statements.

CAIS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

CAIS Capital, LLC (the "Company") was formed under the laws of the state of Delaware on July 27, 2009 as a limited liability company. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer or securities and, accordingly, claims exemption from the requirements of SEC Rule 15c3-3 of the Securities and Exchange Act of 1934.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standard Board's Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash and Concentration of Credit Risk

The Company considers all highly liquid investments with maturity of three months or less at the time of acquisition to be cash equivalents. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks, primarily held at one financial institution, which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivables

Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances partially or not fully collectable. The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. During 2011, the Company's revenues were derived primarily from advisory services.

Income taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective income tax returns. Certain state and local authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

The Company is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Company is subject to income tax examinations for the years ended December 31, 2011 and 2010.

Note 3 - RELATED PARTY

The Company entered into a distribution agreement with a related party whereby it receives a fee equal to 5% of the aggregate amount of all of the platform fees, as defined in each private investment agreement, received by the related party from the investors of funds offered by related party's funds platform. Pursuant to the same distribution agreement, the Company has agreed to reimburse the related party for platform and fund expenses in an amount equal to the rebate fees the Company receives from any of the Underlying Funds, as defined in the agreement, on the related party's platform.

The Company also entered into a management services agreement with this related party whereby the related party provides certain administrative services, office space and facilities related services in exchange for a payment, on a monthly basis, by the Company equal to 5% of the related party's Allocable Expenses, as defined in the agreement.

The following is a summary of transactions and balances with the related party as of December 31, 2011:

Management fee income	$ 27,076
Operating expenses	$ 49,452
Due to related party	$ 13,004

Note 4 - MEMBERS' EQUITY

All members' ownership interests are subject to certain restrictions on transfer including obtaining managers' super majority approval, as defined in the Company's operating agreement. Members are registered with FINRA as accredited persons of the Company in relation to their activities on behalf of the Company.

Net income or loss is generally allocated to Members on a pro rata basis based on the Members' Profit Interest as defined in the operating agreement. Distributions shall be made first pro rata in accordance with the Members' Profit Interest until the Members Capital Account balances, as defined, have been reduced to zero. Thereafter, distributions shall be made pro rata in accordance with the Members' Capital Account balances.

Note 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to the greater of 6.667% of aggregate indebtedness or $5,000. At December 31, 2011, the Company's net capital was $23,959, which was in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 1.39 to 1.

Note 6 - SUBSEQUENT EVENTS

The subsequent events of the Company were evaluated through February 28, 2012, when the financial statements were available to be issued. No additional evaluation for subsequent events was performed for the entity after this date in the financial statements being presented.